

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2014

<u>Via E-mail</u>
In-Young Chase
Vice President
MS Structured Asset Corp.
1585 Broadway, Second Floor
New York, New York 10036

> **Re: SATURNS Trust No. 2010-04 (IP)**
> **Form 10-K**
> **Filed March 27, 2014**
> **File no. 001-34978**

Dear Ms. Chase:

We have reviewed your response and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K

1. Item 1122(c)(1) of Regulation AB requires that if a material instance of noncompliance is identified in the report on assessment of compliance with servicing criteria, such material instance of noncompliance also be identified in the report on Form 10-K. Please confirm that in future filings, where applicable, material instances of noncompliance noted in the report on assessment of compliance with servicing criteria will be identified in the report on Form 10-K and that a discussion of the material impacts or effects of a material instance of noncompliance will be described either in the body of the Form 10-K or in the related servicing party's assessment such that an investor would be able to determine whether or not such material instance is relevant to the servicing of the particular asset-backed securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Beaning, Special Counsel, at (202) 551-6455 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc : Michael Mazzuchi